UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Resignation of Director

On January 20, 2025, Songfan He resigned from his positions as an independent director of the board of directors (the “Board”) of China SXT Pharmaceuticals, Inc. (the “Company”), the chairman of the audit committee (the “Audit Committee”), a member of the compensation committee (the “Compensation Committee”) and nominating & corporate governance committee (the “Nominating Committee”), effective immediately. Mr. He indicated that his resignation was due to personal reasons and was not the result of any disagreement with management of the Company or the Board.

Appointment of Director

On January 20, 2025, the Board of the Company passed a resolution to appoint Mr. Yong Lip Chee as an independent director of the Board, the chairman of the Audit Committee, a member of the Compensation Committee and the Nominating Committee, to fill in the vacancies result from Mr. He’s resignation.

Mr. Yong Lip Chee has a background in sales and client relations within the healthcare sector. Since 2021, Mr. Yong has been an independent sales consultant, advising healthcare companies on market penetration strategies and distributor partnerships. From 2017 to 2021, he served as a sales supervisor at Winner Medical Hong Kong, where he promotes medical consumables products to hospitals and private healthcare medical professionals and related users. He earned a bachelor’s degree in business administration from Universiti Malaya in Malaysia in 2013.

Mr. Yong Lip Chee entered into a director offer letter with the Company, which establishes certain terms and conditions governing his service to the Company. The form of director offer letter is qualified in its entirety by reference to the complete text of the form the employment agreement, which is filed hereto as Exhibit 99.2.

Appointment Co-Chief Executive Officer

On January 20, 2025, the Board of the Company approved the appointment of Mr. Simon Lim Sze Beng as the Co-Chief Executive Officer (the “Co-CEO”) of the Company with immediate effect. In connection with this appointment, the title of Mr. Feng Zhou was changed from the Chief Executive Officer and Director to the Co-CEO and Director of the Company.

Mr. Simon Lim Sze Beng is an experienced professional in the healthcare sector. Since 2019, he has served as a manager of Reform Medical Marketing Co., Limited, where he serves clients in medical, and healthcare sectors and promotes their products and services. From 2017 to 2019, he was the senior operations director at Axcel Digital, where he conducts multichannel promotion for healthcare sector clients. He earned a bachelor’s degree in arts from Universiti Malaya in Malaysia in 2001.

Mr. Simon Lim Sze Beng entered into an employment agreement with the Company, which establishes certain terms and conditions governing his service to the Company. The form of the employment agreement is qualified in its entirety by reference to the complete text of the form the employment agreement, which is filed hereto as Exhibit 99.1.

Each of Mr. Yong and Mr. Beng does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of the Employment Agreement
99.2	Form of the Director Offer Letter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 23, 2025

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

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